SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X]  Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2004.

Commission File Number: 0-01097

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THE STANDARD REGISTER COMPANY

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

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THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2004

THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

INDEX

DECEMBER 31, 2004

Page No.

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4-8

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

9

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statement of net assets available for benefits of The Standard Register Employee Savings Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE & BATTELLE LLP

May 13, 2005

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2004	2003

ASSETS
Participant directed investments, at fair value:
Mutual funds	246,309,677	238,595,423
Standard Register Company common stock	2,756,797	2,339,550
Participant loans	4,405,021	4,317,601
Total investments	253,471,495	245,252,574

Receivables:
Participant contributions	375,746
Employer contributions	68,766
	444,512

Total assets	253,916,007	245,252,574

LIABILITIES
Excess contributions payable	348,055	300,752

NET ASSETS AVAILABLE FOR BENEFITS	253,567,952 =========	244,951,822 =========

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31
	2004	2003

Investment income:
Interest and dividends	6,312,959	5,037,051
Net appreciation in fair value of investments	19,931,048	37,300,029
Total investment income	26,244,007	42,337,080

Contributions:
Participant	12,890,164	13,390,714
Employer	2,194,422	2,105,667
Total contributions	15,084,586	15,496,381

Transfers from other company sponsored plans	617,951	39,101,895

	41,946,544	96,935,356

Deductions in net assets attributed to:
Benefits paid directly to participants	33,312,548	29,314,192
Administrative fees	17,866	18,094
Miscellaneous	-	1,915
Total deductions	33,330,414	29,334,201

Net increase	8,616,130	67,601,155

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	244,951,822	177,350,667

End of year	253,567,952 =========	244,951,822 =========

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2004

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (Company or employer) with the opportunity to plan a savings program for long-term financial security.

All full-time employees are eligible to participate in the Plan. Contributions to the Plan are made by both employer and participant within limitations stipulated in section 401(k) of the Internal Revenue Code.

Participant Contributions

Participants may elect to contribute between 1% and 50% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code.

Employer Contributions

The Plan allows for an employer match of 50% (up to 6% of pay) of each dollar contributed by participants who participate in the Pension Equity Plan formula for benefits under The Stanreco Retirement Plan. For participants who participate in The Stanreco Retirement Plan’s Traditional Formula, the employer contribution is 10% (up to 6% of pay) of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first three years of credited service. After three years, a participant is 100 percent vested. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 40% of the participant’s nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans and 15 years for principal residence loans. The minimum term for all loans is one year.

Non-discrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral account, subjects this amount to taxability and refunds any excess to the participant. Excess contributions at December 31, 2004 and 2003 amounted to $348,055 and $300,752, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company, the Plan’s trustee.

Administrative Expenses

A significant portion of the Plan’s administrative expenses are paid by the Company.

NOTE 3 - INVESTMENTS

The Plan’s investments in mutual funds and Standard Register Company common stock are stated at fair value as determined by quoted market prices. Participant loans are stated at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

During 2004 and 2003, the Plan’s investments (including investments bought, sold and held during the year) appreciated in value by a net $19,931,048 and $37,300,029, respectively, as follows:

	2004	2003

Mutual Funds	$20,177,737	$37,488,074
Standard Register Company common stock	(246,689)	(188,045)
Total	$19,931,048 =========	$37,300,029 =========

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31.

	2004	2003

T. Rowe Price Balanced Fund	$27,049,392	$26,094,283
T. Rowe Price Equity Index 500 Fund	-	41,322,454
T. Rowe Price Equity Index Trust	40,241,894	-
T. Rowe Price Mid-Cap Growth Fund	23,869,622	20,594,618
T. Rowe Price New Horizons Fund	45,998,785	44,313,759
T. Rowe Price Small-Cap Value Fund	16,485,861	12,636,015
T. Rowe Price Stable Value Common Trust Fund	70,448,038	74,300,416

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 5 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - PLAN AMENDMENTS

Effective April 1, 2004 the plan was amended to allow for the transfer in of the net assets and participants of the InSystems Technologies, LTD 401(k) Plan.

Effective January 1, 2003, the Company further amended the Plan to reflect certain additional changes that are allowed as a result of EGTRRA, to provide for a temporary suspension of investment transactions when administratively necessary (blackout period), and to make certain technical corrections to the language in the Plan document.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8 - PLAN MERGER

By action of The Standard Register Company’s Board of Directors on April 1, 2004, the plan was amended to allow for the transfer in of the net assets and participants of the InSystems Technologies, LTD 401(k) Plan.

The amount of net assets transferred into the Standard Register Employee Savings Plan during 2004 was as follows:

2004

Insystems Technologies, LTD 401(k) Plan	$617,951 ======

By action of The Standard Register Company’s Board of Directors on April 1, 2003, the Company terminated the UARCO Money Purchase Pension Plan. This Plan’s participants and net assets were transferred into the Standard Register Employee Savings Plan on that date.

Also by action of The Standard Register Company’s Board of Directors on August 1, 2003, the Company terminated the UARCO Savings Advantage 401(k) Plan. This Plan’s participants and net assets were transferred into the Standard Register Employee Savings Plan on that date.

The amount of net assets transferred into the Standard Register Employee Savings Plan during 2003 was as follows:

2003

UARCO Money Purchase Pension Plan	$ 287,958
UARCO Savings Advantage 401(k) Plan	38,813,937
$39,101,895 ========

NOTE 9 - SUBSEQUENT EVENT

Effective January 1, 2005 the Plan was amended to allow automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise. The amendment also allows for automatic 1% annual increases in the deferral percentages for those deferring less than 6% until the 6% level is attained. In addition, the formula for the employer match for participants who have elected the Pension Equity Plan formula for benefits under the Stanreco Retirement Plan was raised from 50% to 75% (up to 6% of pay) of each dollar contributed by participants (except for InSystem participants which remain at 50%). The amendment also increases the maximum loan amount to 50% of the vested account balance, provides for hardship withdrawals from participants matching contributions account, allows participants to make withdrawals from their rollover account at anytime, and allows the Company to establish procedures to charge eligible Plan expenses to participant accounts.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value

	MUTUAL FUNDS
	Morgan Stanley International Equity B	353,337 shares	7,367,083	7,367,083
*	T. Rowe Price Balanced Fund	1,373,066 shares	25,357,590	27,049,392
*	T. Rowe Price Equity Income Fund	307,626 shares	7,520,927	8,179,776
*	T. Rowe Price Equity Index Trust	1,177,697 shares	40,241,894	40,241,894
*	T. Rowe Price Mid-Cap Growth Fund	478,541 shares	20,811,429	23,869,622
*	T. Rowe Price New Horizons Fund	1,573,146 shares	39,203,944	45,998,785
*	T. Rowe Price Small-Cap Value Fund	462,048 shares	14,062,590	16,485,861
*	T. Rowe Price Spectrum Income Fund	551,632 shares	6,508,126	6,669,226
*	T. Rowe Price Stable Value Common Trust Fund	70,448,038 shares	70,448,038	70,448,038

	Total mutual funds		231,521,621	246,309,677

	COMMON STOCK
*	Standard Register Company	195,241 shares	2,901,109	2,756,797

	PARTICIPANT LOANS	Rates ranging from 5.0% to 10.5%	n/a	4,405,021

	Total Investments		234,422,730 =========	253,471,495 =========

An (*) in column (a) identifies a person to be a party-in-interest to the plan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Company Employee Savings Plan

Date:  June 28, 2005

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

23

Consent of Independent Auditors

99.1

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.2

Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

EXHIBIT 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated May 13, 2005 with respect to the financial statements and schedules of The Standard Register Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2004.

/S/ BATTELLE & BATTELLE LLP

May 13, 2005

Dayton, Ohio

Exhibit 99.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the  Report of The Standard Register Company (the “Company”) on Form 11-K with respect to The Standard Register Employee Savings Plan, for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis L. Rediker, President and Chief Executive Officer, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2005

/S/ DENNIS L. REDIKER

Dennis L. Rediker

President and Chief Executive Officer

Exhibit 99.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the  Report of The Standard Register Company (the “Company”) on Form 11-K with respect to The Standard Register Employee Savings Plan, for the period ending December 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Craig J. Brown, Senior Vice President, Treasurer and Chief Financial Officer, certify, pursuant to 18 U.S.C. ss. 1350, as adopted pursuant to ss. 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

(1)

the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 28, 2005

/S/ CRAIG J. BROWN

Craig J. Brown

Senior Vice President, Treasurer and

Chief Financial Officer